Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

Hyperfine & Liminal Corporate Presentation September 2021 1 © 2021 HYPERFINE

© 2021 HYPERFINE Legal Disclaimer This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (“Business Combination”) by and among HealthCor Catalio Acquisition Corp. (“HealthCor” or the “Company”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”). The information contained herein does not purport to be all-inclusive and none of HealthCor, Hyperfine or Liminal, or any of their respective affiliates, or any of their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. It is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. You should not construe the contents of this presentation as investment, legal, business or tax advice. You should consult with your own counsel, financial advisor and tax advisor as to legal, business, financial, tax and related matters concerning the matters described herein. Important Information about the Business Combination and Where to Find It In connection with the proposed Business Combination, HealthCor has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. HealthCor’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, HealthCor and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of HealthCor as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com. Participants in the Solicitation HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement. Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

© 2021 HYPERFINE Legal Disclaimer Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the completion of the Business Combination, and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

© 2021 HYPERFINE Legal Disclaimer No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Industry and Market Data This presentation includes information and statistics regarding market participants in the sectors in which Hyperfine or Liminal compete and other industry data which was obtained from third-party sources, including reports by market research firms and company filings. None of the information provided by the third-party sources has been independently verified. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Intellectual Property This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners and are incorporated for illustrative purposes only. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, C or R symbols. The Company, Hyperfine and Liminal do not intend the use or display of the trademarks, service marks, trade names or copyrights of such other companies herein to imply a relationship with, or endorsement or sponsorship of the Company, Hyperfine or Liminal by, these other companies.

Hyperfine History, Vision and Overview 5 © 2021 HYPERFINE

© 2021 HYPERFINE The best way to predict the future is to make it” Jonathan M. Rothberg Vice Chairman and Founder Our mission: To provide affordable and accessible imaging, sensing, and guided robotic intervention to revolutionize healthcare for people around the world. Hyperfine and Liminal are expected to be the third and fourth companies to go public from the 4C family 6

© 2021 HYPERFINE Our mission Hyperfine began from our personal experience with the extraordinary power — and many challenges — of conventional MRI. Despite being one of the safest and most informative imaging modalities available, MRI is accessible to just a small percentage of patients. Globally, some 4.7 billion people lack access to any form of medical imaging. For MRI, the picture is even bleaker: the World Health Organization estimates that just 10% of the world’s population has access to MRI (2008). Even in the countries in which it is present, MRI is expensive, complicated, and stressful for the patient. Our core mission at Hyperfine is to provide affordable and accessible imaging, sensing, and guided robotic intervention to revolutionize healthcare for people around the world. 7

Hyperfine Ecosystem 8 © 2021 HYPERFINE

The Hyperfine ecosystem A full ecosystem solution: Hardware, software, consumables and applications powered by artificial intelligence Democratizing Imaging, Sensing and Guided Intervention to cover the care continuum Sense (in development) Image (FDA cleared) Intervene (in development) 9 © 2021 HYPERFINE

© 2021 HYPERFINE Hyperfine has created the next generation of MRI MRI 1.0 1980 MRI 2.0 1990 MRI 3.0 FDA Cleared 2020 10

© 2021 HYPERFINE Hydrocephalus Stroke Post-op Imaging Acute Mental Status Change Hyperfine has created the next generation of MRI MRI 3.0 - FDA Cleared 2020 Portable low-field MRI Patent protected noise cancellation system enables clinical-grade images FDA Cleared 2020 Reimbursed under existing imaging codes 11

Estimated $70+ billion opportunity across the ecosystem


$23B
$22B
$28B

Imaging
Hospitals, Outpatient

>100,000
Potential installation targets

Sensing
ICUs, Expanded Hospital, Surgical Centers, Outpatient, At-home

~4M
Potential unit sales

Guided Intervention
Hospitals and Health Systems

>50M
Potential image guided procedures

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© 2021 HYPERFINE Patient • Safer than transport • Greater comfort and convenience • Faster diagnosis - Improved quality of care Physician • Expedite time to diagnosis and treatment • Discharge patients sooner Staff • Better incorporation into workflow by reducing transportation time and risk • Ergonomic, intuitive and user friendly interface Care Center • Reduced complication rates • Improved utilization of resources • Increased revenue from incremental high- field MRI scans and earlier patient discharges Expected Stakeholder benefits 13

© 2021 HYPERFINE Numerous challenges with traditional MRI today during transport High cost limits accessibility Complex site requirements and upgrades Scheduling delays lead to longer length of stay Consumption of valuable personnel resources Risk of adverse events during transportation Maintaining connection to life support equipment 14 Adverse events occur in 22-46% of cases during transport © 2021 HYPERFINE

© 2021 HYPERFINE Workflow benefits MRI ordered Patient preparation Intra-hospital transfer to MRI MRI examination Intra-hospital transfer to unit Post MRI examination Traditional MRI workflow (25.8 hours) MRI ordered MRI examination Post MRI examination Hyperfine workflow (90mins, 94% reduction in total workflow time) 15 during transport Increase in MRI Throughput 20%

© 2021 HYPERFINE Hyperfine addresses challenges of traditional MRI by bringing MRI to the patient Emergency Department Intensive Care Units and Operating Rooms Global Health 16 Safer and easier to use resulting in a faster time to diagnosis and treatment

Hyperfine business model allows for potential widespread adoption

Subscription Model

$93,960/year

Over $286,880 - 3 year contract value

Potential robust recurring revenue stream

Software as a Service model could drive significant gross margin

Subscription service includes:

4 contrast sequences (T1, T2, FLAIR, DWI with accompanying ADC map)

Unlimited service and maintenance

Unlimited user training

Hyperfine Cloud PACS with unlimited Cloud archive

Direct delivery to customer

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© 2021 HYPERFINE Estimated Hyperfine economic benefits Financial Benefits analysis based on data from Large Academic Medical Center *Assumes 2 Scanners - 1 in ED and 1 in ICU Cost Amount Saved ED throughput improvement $72,000 ICU LOS and Costs $225,000 Transport risks and costs $264,000 Annual Total Cost Savings $561,000 Annual Hyperfine Cost $188,000 Net Annual Cost Savings $373,000 Incremental MRI revenue $195,000 Net Annual Savings+Revenue $568,000 18

R&D Pipeline 19 © 2021 HYPERFINE

© 2021 HYPERFINE 20 Stroke Hydrocephalus Potential future applications V2 Extremities Intra and Post Operative Expanded Addressable Market Improved usability Automated Stroke Detection Lower cost of goods Existing applications V1 C-spine Potential benefits: Innovative R&D engine designed to expand product roadmap

© 2021 HYPERFINE Liminal will democratize brain sensing After an accident Before and during surgery At a checkup While exercising Heart monitors are easy, accurate, and universal …but access to brain monitors is restricted. 21

© 2021 HYPERFINE Liminal non-invasive brain vital sensor Breakthrough AEG Technology designed to unlock access to blood flow and pressure Non-Invasive Risk-free use on every patient to enable broader access and earlier diagnosis Continuous Trend Analysis Continuous sensing to build trends for data-backed treatment Easy to use Designed to be easy to use for immediate, precise care 22

Brain-sensing clinical opportunities



Intensive Care Unit	- Hydrocephalus - Vasospasm - Stroke - Cerebral edema	- Traumatic Brain Injury - Subarachnoid hemorrhage - Suspected seizures - Acute liver failure	- Altered mental status - Brain tumors - Sepsis
Operating Room	- Intraoperative - monitoring/anesthesia	- Post surgical monitoring - Thrombectomy	- Hematoma - Stent thrombosis
Outpatient & At Home	- Shunts - Epilepsy - Tumor progression	- Concussion long-term effects - Idiopathic intracranial hypertension - Asymptomatic carotid stenosis	- Hypertension - Obstructive sleep apnea - Sickle cell anemia
Emergency Department	- Traumatic Brain Injury - Stroke - Seizures	- Triage for lumbar punctures - Altered mental status - Headaches	- Status epilepticus - Cardiac arrest - Hypertensive urgency and emergency

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© 2021 HYPERFINE Hyperfine's goal is to build an ecosystem across the care continuum Powered by artificial intelligence Intervene Image Sense 24 Hyperfine aims to provide affordable care at the patient’s side... Precision when and where it matters

Hyperfine Value Propositions 25 © 2021 HYPERFINE

Hyperfine portable MRI clinical use cases with current platform (V1)

Intensive Care Unit
- Acute Mental Status Change
- Ataxia
- Cerebral Edema
- Cerebrovascular Disease
- Cranial Neuropathy
- Extra Ventricular Drain Placement
- Follow-up Intracranial Hemorrhage
- Follow-up Ischemic Stroke
- Follow-up Hematoma
- Stroke
- Tumor Pre- and Post-Op

Rehabilitation Clinic
- Acute Mental Status Change
- Brain Injury After Fall
- Stroke Recovery



Emergency Department
- Blurred Vision
- Cranial Neuropathy
- Dizziness
- Headache
- Numbness
- Stroke
- Tingling
- Traumatic Brain Injury
- Vertigo
- Weakness

Outpatient
- Atrophy Monitoring
- Hydrocephalus (Shunt Check)
- Multiple Sclerosis

Pediatric
- Brain Volumetrics
- Hypoxic Ischemic Encephalopathy
- Hydrocephalus (Dx and Monitoring)
- Sports Injury
- Suspected Abuse

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© 2021 HYPERFINE 27 Image quality progression over time 4 contrasts 104x 178x 220x 260x 1x 74x 94x 2016 2017 2018 2015 2019 2020 DL • Latest sequence developments and recon continue to improve • DL* reconstruction FDA submission in Q3 2021 • T1, T2 and FLAIR approaching 1.5T image quality 2021 *DL=Deep Learning

© 2021 HYPERFINE Image quality progression over time: Deep Learning Reconstruction 28 Video link

© 2021 HYPERFINE Video Link

© 2021 HYPERFINE Value Prop | Acute Mental Status Change ICU Point of Care/Bedside Imaging • Swoop for Patients with AMS Changes • Elimination or reduction of patient transport to MRI • Elimination or reduction of patient adverse events associated with transport • Cost reduction associated with staffing requirements and patient transport • Maintain Staffing Levels and Care Levels in the ICU • Revenue increases associated with High Field MRI outpatient capacity growth • Reduction in Length of Stay in the ICU Dr. Dan Chow UC Irvine Dr. Fady Charbel UIC 30

Diagnosing and Treating Acute Change in Mental Status in an Intensive Care Unit with the Hyperfine Swoop™

The Swoop™ System allows rapid bedside diagnosis and treatment without patient transport risks and without changing conventional MRI and CT system schedules. Additionally, the Swoop™ system will readily allow for close monitoring and follow-up. **Not possible with conventional MRI.**


ICU patient with Acute Change in Mental Status
Clinical evaluation: Bedside Swoop™ MRI with conventional images
Positive
Negative
Post-operative patient with hematoma in surgical cavity, or intraparenchymal hemorrhage, or subdural hematoma, or epidural hematoma
Assess images for abnormality
Acute hydrocephalus or intraventricular hemorrhage
Evacuate at bedside or in operating room
External ventricular drain at bedside or in operating room
Positive
Assess diffusion images
Negative
Treat acute infarct depending upon timing and clinical state (post-op, etc.)
Consider non-contrast head CT (assess for possible subarachnoid hemorrhage)

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© 2021 HYPERFINE Acute change in mental status in critical situations • Intensive Care Units • Emergency Departments • Hospital Step-down units Patients in critical situations require immediate assessment of their mental status via direct imaging in order to establish the etiology of the change. The use of POC MRI (Hyperfine Swoop) enables this by bringing the imaging to the patient. The Swoop scanner readily enables identification of actionable causes of the acute ictus such as: Hemorrhage, Infarct, Extra-axial collection, Acute Hydrocephalus. Elderly patient following cardiac surgery who did not wake-up in the ICU – Swoop shows large hemorrhage in the brain requiring immediate Neurosurgical evacuation Patient admitted to Neuro ICU with large left sided infarct. Pt is very unstable, and their clinical symptoms are progressing. Swoop scan shows new acute infarct superimposed upon previously documented infarct; pt. treated accordingly 32

© 2021 HYPERFINE Value Prop | Cerebral Infarction ED Stroke/AMS Change Point of Care Imaging • Reduced Time to Clinical Decision/Diagnosis • Elimination of wait time for High Field MRI • Potential Elimination/Reduction in Excess Radiation and/or Contrast Administration with CT • Potential life saving decisions can be made quickly • Interventions can be done faster resulting in improved patient outcomes 33 Dr. Shahid Nimjee OSU Dr. Chuck Stout HCA Riverside Community

© 2021 HYPERFINE Acute presentation with vague symptoms • Emergency Departments • Urgent Care Centers Patients presenting with vague symptoms require diagnoses to be made to allow appropriate management. If an acute issue is determined the patient can be treated and triaged accordingly. If a significant abnormality is not noted, then the patient may be discharged from the facility to be worked-up as an outpatient. We believe this workflow allows for overall better patient care and can achieve a decrease in unnecessary hospital admissions or extensive emergency department delays and back-up. 49 y/o female patient presents to the emergency department complaining of the recent acute onset of dizziness, Swoop MRI demonstrates an abnormal mass lesion in the right cerebellum The ability of the Swoop scanner to provide diffusion imaging enables the precise diagnosis of acute stroke – patient thereby immediately admitted to the hospital for treatment, this would not be possible with CT 34

Value Prop | Pediatric Hydrocephalus

ED Hydrocephalus Point of Care Imaging

- Elimination of CT Radiation for Patients
- Elimination of wait time for High Field MRI in ED
- Clinical Decision on Shunt function and patient care
- Elimination of ED as an entry point for the patient/clinic alternative
- Swoop Much More Patient Friendly!







Jeff Leonard
Nationwide



Mark Mittler
Cohen's Children's



Dave Limbrick
St. Louis Children's

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Child with prior ventricular shunt

US Prevalence
~1MM
~6MM
WW Prevalence

- Neurosurgery Clinics
- Emergency Departments
- Urgent Care Centers

Children with known ventricular shunts may present with a combination of symptoms – headaches, nausea and vomiting. While these may be benign (most likely are) the possibility of a shunt malfunction MUST be excluded. Typical workflow would involve the use of standard imaging equipment in either the ED or Radiology departments. This would involve CT (and unnecessary radiation to the child) or MRI (with significant delays and schedule disruptions). Swoop allows for the POC imaging of the child while allowing the parents to remain at the child's side throughout the exam, not possible with any other modality.

5 y/o presents to Neurosurgery clinic w/ headache. Swoop scan performed in the clinic demonstrates ventricular catheter (without artifact from valve) along with enlarged ventricles – child admitted to hospital for shunt revision immediately, saving radiation and delay.



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© 2021 HYPERFINE Bill and Melinda Gates Foundation Expands Partnership Grant 1 - March 2020 - $1.61 Million grant for 20 Hyperfine Scanners ● Child brain development (volume) ● Neonatal Hypoxic Ischemic Encephalopathy (birth asphyxia) Grant 2 - September 2021 - $3.3 Million expansion grant to: ● five additional scanners for new sites joining the project ● Hyperfine scanners entering up to 6 additional countries outside the United States

© 2021 HYPERFINE High Income Country (HIC) 1. King’s College London #1 2. King’s College London #2 3. Cardiff University 4. NIH (Peter Basser) 5. University of British Columbia (Shannon Kolind) 6. Max Planck Institute 7. Boston Children’s Hospital 8. Children’s Hospital of Philadelphia 9. UC San Francisco 10. Toronto Sick Kids Low and Middle Income Country (LMIC) 1. Capetown, South Africa 2. Pretoria, South Africa 3. Tygerberg, South Africa 4. Johannesburg, South Africa 5. Lucknow, India 6. New Delhi, India 7. Vellore, India 8. Karachi, Pakistan (AKU) 9. Kampala, Uganda 10.Addis Ababa, Ethiopia 11. Blantyre, Malawi 12. Lusaka, Zambia Delivered PI Identified PI Not Identified BMGF Site list

Expert User Insights 39 © 2021 HYPERFINE

© 2021 HYPERFINE Dr. Richard L. and Gertrude W. Fruin Professor of Neurosurgery at the University of Illinois College of Medicine; Chair, Department of Neurosurgery, UI Health; Chief of Neurovascular Section Nixdorff-German Professor of Neurosurgery and Professor of Genetics and of Neuroscience; Chair, Department of Neurosurgery; Chief, Neurosurgery, Yale New Haven Health System; Co-Director, Yale Program on Neurogenetics Associate Professor, Neurological Surgery and Co Director Stroke Program, Ohio State University, Wexner Medical Center Expert Panel Fady Charbel, MD Murat Gunel, MD, FACS, FAHA, FAANS Shahid Nimjee, MD, PhD

© 2021 HYPERFINE Kevin N. Sheth Yale New Haven Hospital Intracerebral hemorrhage (ICH) detection with Swoop ● Data collected from July 2018 to March 2020 ● 144 exams ○ 56 ICH ○ 48 acute ischemic stroke ○ 40 healthy controls ● 130/144 correctly classified as positive or negative ICH (90.3% sensitivity) ● ICH cases correctly identified with 85.3% sensitivity ● Blood-negative cases correctly identified with 96.6% specificity ● Manual segmented hematoma volumes and ABC/2 estimated volumes correlated with conventional imaging (ICC=0.95)

ICH at 0.064T vs conventional imaging modalities (CT or 3T MRI) © 2021 HYPERFINE

© 2021 HYPERFINE Value Prop | Post Surgical Imaging Dr. Murat Gunel Yale 43 Postoperative Imaging Rule Out post op Concerns/Complications Post Surgical Diagnostic Check Elimination of Next Day MRI/Patient Transport Potentially Reduce Level of Care post-op/step down

© 2021 HYPERFINE Immediate Assessment of Post-Operative Patient in the Operating Room with the Hyperfine Swoop™

© 2021 HYPERFINE First OR Case at Yale PRE-OP (High Field) POST-OP (Hyperfine) POST-OP (CT)

Hyperfine provides compelling platform for stroke diagnosis

15 million
people worldwide
suffer a stroke annually

MRI scans are better at **detecting ischemic stroke damage** compared to CT scans

Stroke is the **2nd leading cause of death** globally

MRI use for stroke has been limited due to **lack of access** to this expensive equipment and experienced neuroradiologists to interpret the results.

87% strokes are ischemic strokes

Hyperfine offers an affordable MRI platform that can perform diffusion imaging for stroke diagnosis at the patient's bedside, images can be shared securely with neuroradiologists around the world


HYPERFINE

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© 2021 HYPERFINE IV tPA Diffusion greater than FLAIR without LVO Diagnosing and Treating Stroke Onset Greater Than 6 Hours (or Unknown) with the Hyperfine Swoop™ Stop and treat Thrombectomy Diffusion greater than FLAIR with LVO Diffusion and FLAIR imaging Diffusion equals FLAIR Observe and follow-up Diffusion abnormality Clinical evaluation: Bedside Swoop™ MRI with diffusion Positive for blood (subarachnoid or intraparenchymal) Negative for blood Clinical evaluation: Non-contrast CT Patient presents to ED Prepared in conjunction with Shahid Nimjee, MD, PhD, Associate Professor, Department of Neurosurgery; Co-Director of Stroke Center, Ohio State University College of Medicine. 47

© 2021 HYPERFINE Stroke diagnosis confirmed 62 year old male Presented with new left sided weakness and tremor FLAIR T2 DWI ADC 48

Appendix 49 © 2021 HYPERFINE

Demo @ Your Door © 2021 HYPERFINE